Exhibit 8.1
CHINA GRENTECH CORPORATION LIMITED
LIST OF SUBSIDIARIES (AS OF DECEMBER 31, 2008)
Wholly-Owned Subsidiaries:
1.	GrenTech (BVI) Limited, a British Virgin Islands company;

2.	Shenzhen GrenTech Co., Ltd., a PRC company;

3.	Shenzhen Kaige Communication Technology Co., Ltd., a PRC company;

4.	Shenzhen Kaixuan Communication Technology Co., Ltd., a PRC company; and

5.	Shenzhen GrenTech RF Communication Ltd., a PRC company.
Affiliated Entity Consolidated in China GrenTech Corporation Limited’s Financial Statements:
1.	Shenzhen Lingxian Technology Co., Ltd., a PRC Company.